Exhibit 99.1

EHang Announces US$23 Million Private Placement Led by South Korean Strategic

Investor Lee Soo Man

Guangzhou, China, July 12, 2023 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced that it has entered into share subscription agreements for a total of US$23,000,000 private placement with several strategic investors led by Mr. Lee Soo Man, a renowned South Korean music producer, entrepreneur, and the founder of K-pop and SM Entertainment, a South Korean leading multinational entertainment company listed in KOSDAQ (041510).

The Company will receive a deposit of 80% of the aggregate purchase price for the proposed placement from the investors in three business days. The transaction is expected to close in the third quarter of 2023, subject to regulatory review and customary closing conditions. The issuance of the Class A ordinary shares for the private placement will be made outside the United States in accordance with Regulation S under the Securities Act of 1933, as amended. The Class A ordinary shares to be issued will be restricted securities and may not be resold without registration or an exemption from registration under U.S. federal and applicable state securities laws.

In addition to the private placement, EHang and Mr. Lee Soo Man will colaborate to drive the development of Urban Air Mobility (“UAM”) business in Asian Pacific regions leveraging both’s complimentary strengths.

The gross proceeds from the placement will be allocated by EHang for working capital and general corporate purposes, enabling acceleration of strategic plans for technology advancement, business development and post-certification commercial operations. This will further solidify EHang’s position as a leader in the global UAM industry.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, expressed his excitement about the investment and partnership, stating, “I was impressed by Mr. Lee’s interest and passion towards innovative technologies, future air mobility, and our autonomous aerial vehicles. We are thrilled to have long-term strategic investors and partners, such as Mr. Lee, who share the same values and commitment in our journey. The placement and partnership are testaments to the trust and belief in EHang’s vision and prospects, propelling the Company into our next phase of growth.”

The lead investor Mr. Lee Soo Man also conveyed his enthusiasm and positive outlook for the future, remarking, “I appreciate EHang’s unwavering dedication to enabling safe, autonomous and eco-friendly air mobility for the general public, as the first mover and a leading innovator in the emerging UAM industry with great potential. I’m excited to embrace opportunities and contribute to its growth through investing and collaborating with EHang as a long-term investor. I look forward to the convergence of cutting-edge transportation technologies and popular culture to create sustainable value, and I’m proud to be part of it.”

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216-S type certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

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